April 2, 2010

VIA EDGAR — FORM DEL AM

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:  Delaying Amendment for Aberdeen Funds Registration Statement on Form N-14 (File No. 333-165295)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Aberdeen Funds (the “Registrant”) is hereby filing a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-165295) relating to the reorganization of the series of Pacific Capital Funds named therein into the respective series of the Registrant named therein. The Registration Statement was filed with the Securities and Exchange Commission on March 5, 2010, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Philadelphia and the Commonwealth of Pennsylvania on the 2nd day of April, 2010.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Jennifer Nichols at 215-405-5773.

Very Truly Yours,

Andrea Melia

Treasurer

Aberdeen Funds

Aberdeen Funds

c/o Aberdeen Asset Management Inc

1735 Market Street, 32nd floor, Philadelphia PA 19103

Telephone: (215) 405-5700 Fax: (215) 405-2385